May 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: American Century ETF Trust: Request for Withdrawal of Application
for Exemptive Order (File No. 812-14876)

Dear Ladies and Gentlemen:

On behalf of American Century ETF Trust, American Century Investment Management, Inc. and Foreside Fund Services, LLC (the "Applicants"), we submitted an application on February 2, 2018, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d), of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (SEC Accession No. 0001710607-18-000042)(the "Application").

We are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Application and that the Commission take no further action with respect thereto. The Applicants will be submitting a revised application based on the terms and conditions contained in a previous order, as may be amended from time to time, issued by the commission to permit the operations of Active SharesSM ETFs.

If you have any questions regarding this matter, please do not hesitate to contact me at (816) 340-4414 or ryan_blaine@americancentury.com.

Very truly yours,

/s/ Ryan L. Blaine
Ryan L. Blaine
Assistant Vice President
American Century ETF Trust

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com